Mail Stop 4561

March 13, 2008

Jeffrey Binder
927 Lincoln Road
Suite 200
Miami, FL 33139

      Re: **Fearless International Inc**
            Form 10-KSB for Fiscal Year Ended March 31, 2007
            Form 10-QSB for Fiscal Quarter Ended June 30, 2007 and September 30, 2007
            File No. 000-52159

Dear Mr. Binder:

We have completed our review of your Form 10-KSB and do not, at this time, have any further comments.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3498 if you have questions.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant